FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	August	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Further Expands Unparalleled Security Credentials with New Government Approval for Multi-Platform Management	3.

Document 1

  NEWS RELEASE
August 6, 2014

FOR IMMEDIATE RELEASE

BlackBerry Further Expands Unparalleled Security Credentials with New Government Approval for Multi-Platform Management

Secure Work Space for iOS and Android receives Security Technical Implementation Guide approval for the U.S. Department of Defense

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a world leader in mobile communications, today announced that Secure Work Space for iOS® and Android™,  a multi-platform  containerization solution managed through BlackBerry® Enterprise Service 10 (BES10), has received Security Technical Implementation Guide (STIG) approval from the Defense Information Systems Agency (DISA).

In addition to BlackBerry® 10 smartphones, U.S. Department of Defense (DoD) customers can now use iOS and Android smartphones and tablets connected to the BES10 Enterprise Mobility Management solution. The STIG approval provides additional confidence for government agencies considering a more open mobile environment with a selection of devices and operating systems.

“Organizations in the private and public sector should proactively secure sensitive data by ensuring that mobility solutions offer the highest level of security,” said Stacy Crook, mobility analyst at IDC. “The STIG certification serves as an indication that BlackBerry Secure Work Space for iOS and Android is well positioned to meet the strict security requirements that many enterprise and government agencies require.”

“BlackBerry is the only Enterprise Mobility Management provider that can secure a multi-platform environment based on varying levels of risk and compliance, from meeting the strictest requirements with BlackBerry 10 to providing the most flexibility with support for third-party devices,” said John Sims, President of Global Enterprise Services, BlackBerry. “The STIG approval for Secure Work Space for iOS and Android is another validation that enterprises and government agencies can rely on BlackBerry Enterprise Service 10 for secure mobility, no matter which devices they have in the field.”

The approval solidifies BlackBerry’s security capabilities for the transfer of sensitive data on third-party devices. With Secure Work Space, BES10 protocols for data-at-rest and data-in-transit are extended to iOS and Android devices, including smartphones and tablets. This means sensitive data remains protected and secure while being transmitted through vulnerable channels.

As a chosen mobile solutions provider for all of the G7 governments, BlackBerry continues to be a trusted partner to governments across the globe. To date, BlackBerry has received more than 50 government certifications and the BlackBerry 10 platform remains the only mobility solution to receive the coveted Full Operational Capability (FOC) certification to run on DoD networks.

For more information about security and the BlackBerry platform visit www.blackberry.com/security.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
Barbara Tate
BlackBerry Media Relations
mediarelations@blackberry.com
917-373-0218

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	Augst 6, 2014	By:	/s/ Steve Zipperstein
(Signature)
Steve Zipperstein Chief Legal Officer & Corp. Secretary